SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 1, 2002

TELIA AB

(Name of Filer)

SONERA CORPORATION

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESS RELEASE ISSUED BY TELIA AB ON SEPTEMBER 30, 2002.

Press release

2002-09-30
Prospectus on Telia/ Sonera merger — Exchange Offer Period expected to Commence on October 7

On March 26, 2002, Telia (SSE: TLIA) and Sonera (HEX: SRA, NASDAQ: SNRA) announced plans to merge. Today, Telia is issuing the prospectus setting forth the terms and conditions of the exchange offer (the “Exchange Offer”) being made to all Sonera shareholders through which the merger between Sonera and Telia will be effected. The Exchange Offer acceptance period will commence on October 7, 2002 and end on November 8, 2002.

The prospectus has been approved by the Finnish Financial Supervision Authority and an application to have it recognized by the Stockholm Exchange has been made. In addition, Telia expects to file a registration statement in relation to the Exchange Offer and have it declared effective by the US Securities and Exchange Commission (SEC) on October1, 2002. Telia has applied to have the Telia ADSs (American Depository Shares) to be issued pursuant to the Exchange Offer quoted on NASDAQ in the United States and an application for listing of the Telia share and certain warrants on the Helsinki Stock Exchange will be submitted shortly.

The prospectus will be made available on Telia’s and Sonera’s websites, and will be distributed to all current Sonera ADS holders by mail, with detailed instructions on the procedure to be followed in order to accept the offer. A marketing brochure will also be distributed by mail to all Sonera shareholders with detailed instructions on the procedure to be followed in order to accept the offer. The results of the exchange offer are expected to be announced on November 14, 2002.

Telia offers 1.51440 Telia shares in exchange for each Sonera share, one new Telia warrant is offered in exchange for each Sonera warrant issued pursuant to Sonera’s 1999 and 2000 stock option programs and 0.30288 Telia ADSs are offered in exchange for each Sonera ADS (each Telia ADS will be equal to five Telia shares).

The completion of the Exchange Offer is subject to certain conditions including the condition that shares representing more than 90 percent of the shares and votes in Sonera (on a fully diluted basis) shall have been validly tendered and not withdrawn.

The merger is conditional upon Telia’s current shareholders authorizing the Board of Directors to issue the new shares and warrants necessary to complete the Exchange Offer. Telia will therefore convene an Extraordinary General Meeting, to be held on November 4, 2002.

The Finnish Financial Supervision Authority has issued a ruling to the effect that no additional cash consideration, so called “top-up”, will be payable in connection with the Exchange Offer. The cash offer price in a mandatory redemption offer will, absent special circumstances, be based on the volume weighted average trading price for the Sonera shares during 12 months preceding the expiration of the exchange period.

The EU Commission and the competition authorities in Russia, Estonia, Latvia and Lithuania have already approved the merger and no other competition authority acceptances are required.

In the prospectus Telia and Sonera provide information relating to the strategy and group governance of the combined company, management as well as expected synergies to be achieved by the combination.

The combined company is proposed to be renamed TeliaSonera, and will continue to use the brand name Telia in Sweden and Denmark, Sonera in Finland, and NetCom in Norway.

Telia’s shares are listed on the Stockholm Exchange and TeliaSonera will primarily comply with the rules of the Stockholm Exchange also in Finland. The main differences between the rules of the Helsinki and Stockholm Exchange are described in the prospectus.

Indicative Timetable

Beginning of the exchange offer period: October 7, 2002
Telia Extraordinary General Meeting: November 4, 2002
Expiration of the Exchange Offer period: November 8, 2002
Announcement of the results of the Exchange Offer: November 14, 2002
Closing/ Settlement: On or about November 29, 2002
TeliaSonera shares and certain warrants commence trading in Helsinki: December 2, 2002
TeliaSonera ADSs commence trading on NASDAQ: December 2, 2002

TeliaSonera
Business and Operations

TeliaSonera will be the leading telecommunications group in the Nordic and Baltic regions. Based on number of customers, the combined company will be the largest mobile operator in Sweden and Finland, the second largest operator in Norway and the fourth ranking operator in Denmark.

TeliaSonera will also be the leading fixed voice and data provider in the region with strong positions in Sweden and Finland and a significant position in Denmark. The combined group will be the largest operator in the Baltic region, with majority owned mobile and fixed line operations in Lithuania and majority owned mobile operations in Latvia.

TeliaSonera will also have minority interests in fixed line operations in Latvia and in mobile and fixed line operations in Estonia, minority interests in mobile operators in Russia and Turkey as well as majority-owned investments in mobile operators in Azerbaijan, Georgia, Kazakhstan and Moldova through Fintur.

On a pro forma basis as of June 30, 2002, adjusted for the disposal of Telia Finland and Com Hem AB and the consolidation of Fintur Holdings as of September 1, 2002, TeliaSonera had approximately 9.8 million mobile customers, approximately 8.6 million fixed network access lines and 1.5 million Internet subscriptions. In addition, the associated companies of the combined company had 15.9 million mobile customers in Turkey, Russia and the Baltic region and approximately 1.2 million fixed network access lines in the Baltic region.

Pro forma net sales of TeliaSonera amounted to SEK 80.9 billion (EUR 8.9 billion) in 2001 and amounted to SEK 39.9 billion (EUR 4.4 billion) in the first six months of 2002. As of June 30, 2002, TeliaSonera had 34,045 employees on a pro forma basis.

TeliaSonera will use the Swedish krona as its reporting currency but intends to, in all investor information, present key information in relation to its results in euro.

The implementation of the strategy and business structure for TeliaSonera will not commence until the exchange offer has been completed. Until such time, Telia and Sonera will continue their respective operations under their current strategies and business structures.

Strategy:
Focus on Customer and Shareholder Value

Following a review of the stand-alone operations, financial situation and strategic direction of Telia and Sonera, the companies have reached the following conclusions with respect to the strategy of the combined company:

TeliaSonera’s overall focus will be on best serving its customers in its core business and creating value for its shareholders through stronger profits and cash flows.

Focus on Core Business
The principal focus of TeliaSonera will be to further develop its business, in its home market, comprising of the Nordic and Baltic countries.

In Sweden, Finland and the Baltic countries, TeliaSonera will provide a full range of telecommunications services to its customers, whereas in Norway and Denmark the combined company will initially offer a selected range of services with a focus on services that can be delivered profitably. Provided that the right expansion opportunities develop, TeliaSonera intends to become a provider of a full range of services in all countries within its home market.

Growth Opportunities Outside of the Home Market
TeliaSonera intends to achieve growth through further development of its Russian business with the aim, in the longer term, of having Russia form part of TeliaSonera’s extended home market. TeliaSonera will seek to grow and create value in the international mobile businesses in Turkey and Eurasia. The combined company will also seek growth in the refocused international carrier business.

Adopt Customer-oriented Approach
TeliaSonera will be in the business of providing telecommunication services to customers rather than providing technology or access to networks as such. Accordingly, the combined company will aim at accelerating the refocusing of its operations from a technology-driven approach to a customer-oriented approach, thereby enhancing its ability to achieve growth in its core businesses. TeliaSonera will seek to be innovative in packaging its products and services for both retail and business customers to better meet the needs of its customers for integrated easy-to-use services.

Pursue Profitable Growth
TeliaSonera will seek balanced growth in its home market and target selected growth opportunities outside its home market where requirements for return on investment and other factors are satisfied, as well as continue to evaluate participation in the consolidation of the European telecommunications services industry. The intention is to:

•	achieve profitable growth in its core business through combined product and service offerings, cross-selling, communication intensive IT-Services and an intensified customer service approach.

•	pursue growth in Russia by, among other things, taking advantage of growth opportunities presented by the increasing penetration of mobile services;

•	pursue growth in international mobile operations in Turkey and Eurasia by enhancing the ability of majority-owned and associated companies in these regions to achieve growth through TeliaSonera’s expertise in mobile communications;

•	participate in the consolidation of the European telecommunications services industry provided such a step would improve TeliaSonera’s ability to serve its customers and enhance shareholder value.

Generate Increased Profits and Cash Flow
TeliaSonera aims to significantly increase profits in the longer term, on an operating income level as well as on EBITDA and on the net income per share level.

Increased profits are expected to come from profitable growth, cost synergies from the merger, stand-alone efficiency improvements, improvements of under-performing businesses and divestments of non-core assets.

TeliaSonera will have an equally strong focus on increasing operating cash flows, which are expected to come from increased profits, capital expenditure synergies from the merger and a cautious business-oriented approach to capital expenditure.

TeliaSonera plans to maintain a strong financial position to enable it to develop its core business.

The following actions will be undertaken to support increased profits and cash flows:

•	The combination is expected to result in significant synergies, which are presented in the section titled “Significant Synergies”.

•	TeliaSonera plans to realize savings from both the continuation of the independent companies’ on-going efficiency programs as well as from new efficiency improvement programs. The larger size of the combined company is expected to allow it to use benchmarking more efficiently as a tool to achieve cost and capital expenditure savings.

•	Both Telia and Sonera have divested non-core assets in recent years. TeliaSonera intends to continue to streamline its businesses by divesting operations and assets that are not essential to its core business.

•	TeliaSonera plans to improve the performance of its under-performing businesses with the goal of having such businesses achieve profitability on an operating profit level and generate positive operating cash flow. Following a comprehensive review of its international carrier operations, Telia decided to change the strategic focus of Telia International Carrier and to restructure the operations. The change in strategic focus and additional planned actions are expected to result in positive cash flow, excluding restructuring costs, during 2003.

Telia has already taken actions to improve the performance of its Danish operations. TeliaSonera will continue to aim for growth in Denmark.

Sonera has commenced a restructuring of its Service Businesses unit and has made a commitment that underlying EBITDA losses will not exceed SEK 450 million (EUR 50 million) in 2002. The restructuring is proceeding according to plan and will be continued following the merger. Sonera has announced that it expects the Service Businesses to at least reach break-even in 2003 on an EBITDA level.

Group Governance

Board of Directors

The Board of Directors of TeliaSonera will comprise a total of nine non-executive members. Initial members, in addition to the current chairmen of the Board of Directors of Telia and Sonera, Lars-Eric Petersson and Tapio Hintikka respectively, will include three representatives from the current Board of Directors of Telia and three representatives from the current Board of Directors of Sonera and one newly-appointed independent director. As of the annual general meeting of the shareholders of TeliaSonera in 2003, two of the members appointed from the current boards (one from each board of directors), will resign and two new independent directors will be appointed.

In addition, the Board of Directors will include up to three employee representatives.

The nomination committee of TeliaSonera will comprise of the chairman and deputy chairman of its board of directors. The nomination committee shall organize a consultation procedure to provide the principal shareholders of the combined company an opportunity to participate in the nomination process. It is the intention that the board members initially appointed in connection with the Exchange Offer and re-appointed at the annual general meeting in 2003 will serve at least until the annual general meeting in 2004.

Tapio Hintikka, the chairman of the Board of Directors of Sonera, is proposed to be the chairman of the Board of Directors of TeliaSonera and Lars-Eric Petersson, the chairman of the Board of Directors of Telia, is proposed to be the deputy chairman.

Management

TeliaSonera will operate as an integrated company with strong central control over strategic matters and achievement of synergies and stand-alone improvements. At the same time,

responsibilities for achieving profitability, day-to-day operations and local businesses will be decentralized to country-based profit centers. Central control of the combined company will be carried out by the corporate headquarters, and two operational units.

Corporate Headquarters

The principal executive officers of TeliaSonera upon completion of the exchange offer will be as follows:

Mr. Anders Igel, Chief Executive Officer (currently CEO of Telia);
Mr. Harri Koponen, deputy Chief Executive Officer (currently CEO of Sonera);
Mr. Kim Ignatius, Chief Financial Officer (currently CFO of Sonera);
Mr. Michael Kongstad, responsible for corporate communications (currently Communications Director of Telia);
Mr. Jan Henrik Ahrnell, responsible for corporate legal affairs (currently General Counsel at Telia);
Mr. Harri Koponen, will also be responsible for the operational unit Marketing, Products and Services, with responsibility for the control of common product and services development in TeliaSonera’s home market and key account responsibility for large multi-domestic home market accounts; and
Mr. Lars-Gunnar Johansson, will be responsible for the operational unit Networks and Technology, which will be responsible for the common telecommunications platforms and IT support platforms in TeliaSonera’s home market and will also have responsibility for procurement. (currently head of Skanova within Telia Networks).

The two operational units will have authority over country-based profit centers on central control matters and over decisions involving a longer time horizon. Country-based profit centers and the two operational units will use the same financial reporting systems, including customer segment profits, product segment profits and selected key performance indicators.

Profit Centers

Country-based profit centers will be grouped into four units, each of which is led by the following individuals:

Mr. Anders Igel, acting responsible for the Swedish profit center;
Ms. Anni Vepsäläinen, responsible for the Finnish profit center (currently Executive Vice President responsible for human resources and acting head of Products and Services at Sonera);
Mr. Kenneth Karlberg, responsible for the profit center including Norway, Denmark and the Baltic countries (currently Senior Executive Vice President and head of business area Telia Mobile); and
Mr. Aimo Eloholma, responsible for the International Operations profit center, including Russia, Turkey, Eurasia and International Carrier (currently Deputy CEO of Sonera).

Country-based profit centers are to be responsible for all operational resources, including marketing, sales, network operations and development of products and services. In Sweden and Finland, the network operations units will be maintained separately from the units carrying out the corresponding retail activities with transparent financial reporting, and will also provide wholesale services to third-party operators. In Sweden and Finland, profit center responsibilities will be allocated based on customer segments, including consumers, business and large corporate customers.

Significant Synergies

Telia and Sonera expect to derive significant synergies as a result of the merger. Following the announcement of the merger a comprehensive analysis of the companies’ businesses has been carried out quantifying cost and capital expenditure synergies within a number of areas, mainly in TeliaSonera’s wholly-owned Nordic operations. In addition, synergies are also expected to be derived from the combination of Telia’s and Sonera’s interests in the Baltic region and Russia, although such synergies have not been included in the figures presented below. Telia and Sonera also expect to achieve revenue synergies, although these have not been quantified.

Cost Synergies 2002 — 2005

Telia and Sonera expect that the annual cost synergies will reach SEK 2.3 billion (EUR 250 million) by the end of 2005. Measured on a monthly basis, TeliaSonera is expected to achieve approximately 20 percent of this annual level by the end of 2003 and 50 percent by the end of 2004.

Capital Expenditure Synergies 2002 — 2005

Annual capital expenditure savings are expected to amount to SEK 640 million (EUR 70 million) by the end of 2005. Measured on a monthly basis, TeliaSonera is expected to achieve approximately 30 percent of this annual level by the end of 2003, and 60 percent by the end of 2004.

One-off Expenses 2002 — 2005

One-off expenses (excluding transaction expenses) are expected to be limited in 2002 and to total approximately SEK 2 billion (EUR 220 million) over the years 2003-2005, of which approximately one-third will be in the form of capital expenditure. The total transaction expenses related to the merger are expected to amount to approximately SEK 1.2 billion (EUR 135 million).

Total Pre-tax Cash Flow Synergies after 2005

Telia and Sonera estimate that the total recurring annual pre-tax cash flow synergies to be generated from the TeliaSonera merger will be approximately SEK 2.7 billion (EUR 300 million) after 2005.

Press Conferences and Conference Call

Tuesday October 1, 2002

Press Conference in Helsinki
Time: 09.30 Swedish time. 10.30 Finnish time
Place: Sonera’s head office, Teollisuuskatu 11D, Helsinki
Conference room: Auditorium
The press conference will be broadcasted over the Internet: www.sonera.com

Press Conference in Stockholm
Time: 14.00 Swedish time. 15.00 Finnish time
Place: Telia VisionsCenter, Vitsandsgatan 9, Farsta
Conference room: Hörsalen
The press conference will be broadcasted over the Internet: www.telia.com/investorrelations

Conference Call for Analysts and Investors
Time: 18.00 Swedish time. 19.00 Finnish time

Call-in number: +44 (0)20 8240 8240
Password: Telia or Sonera
Call-in meeting over Internet: www.telia.com/investorrelations
Recorded call available up until October 8, 2002: +44 (0)20 8288 4459
Password: 205182

The following people will speak at the press conferences:
Telia: President and CEO Anders Igel
Sonera: President and CEO Harri Koponen, CFO Kim Ignatius

The following people will speak at the call-in meeting:
Telia: President and CEO Anders Igel, CFO Jörgen Latte, Investor Relations Tobias Lennér
Sonera: President and CEO Harri Koponen, CFO Kim Ignatius

Forward-Looking Statements

This press release contains forward-looking statements. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in this press release include, but are not limited to, statements addressing the following subjects: expected timing of the merger; future financial and operating results; actions to be taken by the combined company following the merger; and the timing and benefits, including synergy benefits, of the merger.

The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: the failure of the shareholders of Telia to approve the capital increase necessary to implement the transaction, the failure of the minimum tender condition, or the failure of other conditions to the offer; the risk that the businesses will not be integrated successfully and that the expected synergies and cost savings will not be achieved; and other economic, business, competitive and/or regulatory factors affecting the businesses of Telia and Sonera generally, including factors affecting the market for telecommunications services.

Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Disclaimer/Legend

It is the responsibility of any persons receiving this announcement or any reproduction thereof in any jurisdiction other than Finland, Sweden and the United States to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction, including the obtaining of any governmental or other consent which may be required or observing any other formalities needing to be observed in such jurisdiction. Receipt of this announcement will not constitute an offer in those jurisdictions in which it would be illegal to make such an offer and in such circumstances it will be deemed to have been provided for information purposes only.

Due to restrictions under securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

The combination of Sonera and Telia will be implemented through an exchange offer made by Telia to all shareholders of Sonera. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia will file with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. You will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, as well as the Schedule TO and the Schedule 14D-9 once such documents are filed with the SEC, at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications and Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.